Impact Investing About Creci Pre-register

Become a Creci Impact

Invest for

Support social and env
transition to a sustaina
return.

Pre-Register

Welcome to Creci's impact investing site

Dear prospective impact investor, thanks for visiting our site. Please note that we are currently in the investor pre-registration period. We intend to take our platform live by the end of January 2022.

Creci is “testing the waters” under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves no obligation or commitment of any kind.

Become a Creci Impact Investor

Invest for Impact

Support social and environmental impact businesses, and the transition to a sustainable economy while earning an attractive return.

Pre-Register

Impact. Driven. Finance

Creci is bringing impact investing into the mainstream and helping investors do better than the meager interest they receive on most deposit accounts.

With your participation, Creci is putting money to work in progressive companies to build a more hopeful road ahead. Together we can re-envision the future of finance!



Creci returns principal
with interest
You
Creci impact investor
You buy fixed income
bonds from Creci
Your money grows
from accrued interest
OPTION TO REINVEST
creci
Issues impact credit products
That help impact business grow
Business repay debts to Creci
Creci lends and invests
Small and medium
Social Impact Enterprises
generate social and
financial returns

How it works

We make it possible for investors to financially support social, and environmental impact businesses in the United States and Latin America with as little as a $10 investment.

We believe that sustainable business models and companies transitioning to the green economy are the key to solving big challenges like climate change, food insecurity, lack of education, poverty and gender inequality to name a few.

So, we help close the credit gap and provide them with the financing they need to grow or transition. In turn, we are able to provide impact investors – investors like you – a competitive return!



Four easy steps to become a Creci Impact Investor

Creci's proprietary platform democratizes impact investing by making it easy for you to become an impact investor. No trips to a boring bank. No waiting in line.

Register on our platform, link your account, get verified, and choose your investment. That's it! Your time is now. Start earning a financial return while helping sustainable businesses grow, and positively impact local communities. All within minutes!



STEP 1.
Create an
account
STEP 2.
Link your
bank account
STEP 3.
Select an
investment
STEP 4.
Confirm your
investment

These are just some of the impact companies Creci has financed:



"I have had an excellent experience with Creci"

Elvia Maria Tapia Peñates
Bareke

Companies such as Piña Colada, Bareke and A&N Servicios have hired more than 90 people from marginalized communities with little access to formal employment.

FAQs

Answers to the most common questions about impact investing and Creci's Impact Investing Platform.

FAQs →



Creci is "testing the waters" under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of

any kind.



Impact Investing

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About Creci

What we do

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Legal

Data protection policy

Terms and conditions

Contact Us

1201 North Market Street, Suite 111,
Wilmington, Delaware 19801.

+1 (302) 202-9150

investor-services@crecinotes.com



About us | Pre-register

Coming Soon. Invest for Impact.

Sustainable change for as little as $10

Creci is already enabling small businesses to make a huge, measurable impact in communities. With your help, we can to do much, much more!

Soon, we will make it possible for US investors to financially support small businesses and entrepreneurs in Latin America and the United States with as little as a $10 investment. Your investment will receive a very competitive fixed return and help businesses make a positive impact in our communities!

Pre-register and we'll notify you when the platform is ready, you can be amongst the first people to invest in helping us change the world!

U.S.investors only

Pre-register now!









These Creci clients are already making a significant impact

Become an impact investor to help them and others grow





By using this website you accept our terms of use. Accept

Bareke TEJEMOS CULTURA

Generates decent employment for indigenous people, artisans and braiders.



Our current clients contribute to 13 of the 17 Sustainable Development Goals (SDGs).



AGRAPP

Connects investment with agricultural projects, providing assistance, structuring and monitoring for fair commercialization.

How it works



Creci returns principal with interest
You
(Creci impact investor)
You buy fixed income bonds from Creci
creci
Issues impact credit products
(that help impact businesses grow)
OPTION TO REINVEST
Your money grows
(from accrued interest)
Businesses repay debts to Creci
Creci lends and invests
Small and Medium Social Impact Enterprises
(generate social and financial returns)

Join us to receive financial and social returns

As a Creci impact investor, you have the power to help us support small and medium social enterprises chaging the world in a meaningful way.

Pre-register now to invest with purpose and help us create lasting change in our society. We will notify you when the platform is ready.

Pre-register now!

Creci is "testing the waters" under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.

creci

At Creci, we promote sustainable and equitable economic development by enabling US impact investors to support entrepreneurs who are making a significant social impact.

Contact

+1 (754) 777-8549

investor-services@creci.co

Legal

Data protection policy

Terms of use



Dear, [name]

As you may know, along with my cofounder, I am pursuing a dedicated objective as CEO of Creci, Inc. of bringing sustainability and finance together to mobilize business to create social and environmental change.

We provide credit products to companies that enable them to drive impact through their business models, and we want to grow our portfolio substantially.   At Creci we believe that business has a very important role to play in making lasting change within the existing economic system.

I am writing to share with you that *in January 2022* we plan to allow individuals and investors to come to our website and set up an investor account that will allow them to purchase *Creci Notes* for as little as $10.

Each Creci Note *will earn a 5% fixed return.* In this interest rate environment, the 5% you earn on our notes provides a premium over other debt instruments and the very small returns earned by savings accounts. We will use these investments to fund our credit products for sustainable businesses so that they can amplify progress on urgent sustainability issues.

We are very excited about this development and invite you as part of a select group to [pre-register](#) *as a Creci Impact Investor and to share the experience with friends who are also interested in impact investing!*

By pre-registering, you will be the first to be notified when our investor platform is live. *In addition to the financial return you will earn, you will also achieve a social return as the funds invested are allocated to support companies that are working to achieve ambitious impact and sustainability goals:* these include clean water, employment in low-income areas, and education for people in distressed circumstances, among other things.

When pre-registering, you will also become part of the *Creci Impact Investor Community* we are building to provide you with information on impact investing, the companies we support and the impact they are making. We are also developing other unique benefits for our community members, and you will be the first to know about these prior to launch.

We would love for you to join us on this journey as a Creci impact investor!! By purchasing Creci Notes, you will be earning a fixed return while investing in a sustainable future.

If you have already pre-registered, we are thrilled to know that we have great supporters like you, and thank you sincerely.

Sincerely,

Andres Idarraga
Co-Founder and CEO

****
Disclaimer: Creci is "testing the waters" under Regulation A of the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of bonds at a fixed-rate of return to support small businesses in Latin America and the United States. Investors will be able to invest as little as US$10 in Creci bonds and earn a 5% fixed-rate of return.

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Dear {Name },

We are writing to thank you for being a strong Creci supporter and to share with you that we plan to have our impact investor platform ready In fourth quarter 2021! *We are very excited about this development and invite you as part of a select group to* [*pre-register*](#) *as a Creci Impact Investor and to share the experience with friends who are also interested in impact investing!*

By pre-registering, you will be the first to be notified when our investor platform is live. It will allow you to open an account and buy our *Creci Notes*, on which **you will earn a 5% fixed return.** In this interest rate environment, the 5% you earn on our notes provides a premium over other debt instruments and the very small returns earned by savings accounts.

In addition to the financial return you will earn, you will also achieve a social return as the funds invested are allocated to support companies that are working to achieve ambitious impact and sustainability goals: these include clean water, employment in low-income areas, and education for people in distressed circumstances, among other things.

By pre-registering, you will also become part of the *Creci Impact Investor Community* we are building to provide you with information on impact investing, the companies we support and the impact they are making. We are also developing other unique benefits for our community members, and you will be the first to know about these prior to launch.

We would love for you to continue this journey with us as a Creci impact investor!! By purchasing Creci Notes, you will be earning a fixed return while investing in a sustainable future.

If you have already pre-registered, we are thrilled to know that we have great supporters like you.

Sincerely,

Andres Idarraga   Pravin Rodrigues
Co-founder and CEO   Co-founder and COO

****

Disclaimer:
Creci is "testing the waters" under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.



https://www.creci.co/en

Dear, CONTACT.FIRSTNAME

We are writing to thank you for being a strong Creci supporter and to share with you that we plan to have our impact investor platform ready in fourth quarter 2021! ***We are very excited about this development and invite you as part of a select group to [pre-register] and to share the experience with friends who are also interested in impact investing!***

By pre-registering, you will be the first to be notified when the investor platform is live. The platform will allow you to open an account and buy our Creci bonds. ***You will earn a 5% fixed-return on the Creci bonds***. In this interest rate environment, the 5% you earn on our bonds provide a premium over other debt instruments and over the paltry returns earned by savings accounts. We also plan to offer anytime redemptions on the bonds, meaning you can cash out your account whenever you'd like.

In addition to the return you will earn, the funds invested will be allocated to support companies that are working to achieve a number of impact and sustainability goals, including clean water, employment in low-income areas, and education for people in distressed circumstances, among other things.

By pre-registering, you will also join an Impact Investor Community we are forming that will provide you with information on impact investing, the companies we support and the impact they are making. We are also looking into other benefits for our impact investor community members.

We would love for you to continue this journey with us as an impact investor!! By purchasing our Creci bonds, you will be earning a fixed return while investing in a sustainable future.

Sincerely,

Andres Idarraga CEO	Pravin Rodrigues COO

****

Disclaimer: Creci is "testing the waters" under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.

